Exhibit 99.13

Note: [01 Mar 2017] – The following is a consolidation of 13-501F1. It incorporates amendments to this document that came into effect on March 1, 2017. This consolidation is provided for your convenience and should not be relied on as authoritative.

FORM 13-501F1

CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, BAKKEN, Jennifer S., an officer of the reporting issuer noted below have examined this Form 13-501 F1 (the Form) being submitted hereunder to the Alberta Securities Commission and certify that to my kn owledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(s) BAKKEN, Jennifer S.	2 Apr 2024

Name: BAKKEN, Jennifer S.	Date:

Title: Executive VP Finance & Chief Financial Officer

Reporting Issuer Name:	Intermap Technologies Corporation / Intermap Technologies Corporation (000004705)

End date of previous financial year:	31 Dec 2023

Type of Reporting Issuer:	[X] Class 1 reporting issuer [_] Class 3B reporting issuer

Highest Trading Marketplace:	Toronto Stock Exchange (TSX)

Market value of listed or quoted equity securities:

Equity Symbol	IMP

1st Specified Trading Period (dd/mm/yy)	01/01/23 to 31/03/23

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$ 0.62 (i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	37693710 (ii)

Market value of class or series	(i) x (ii)	$ 23370100.20 (A)

2nd Specified Trading Period (dd/mm/yy)	01/04/23 to 30/06/23

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$ 0.62 (iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	37693710 (iv)

Market value of class or series	(iii) x (iv)	$ 23370100.20 (B)

3rd Specified Trading Period (dd/mm/yy)	01/07/23 to 30/09/23

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$ 0.49 (v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	39190755 (vi)

Market value of class or series	(v) x (vi)	$ 19203469.95 (C)

4th Specified Trading Period (dd/mm/yy)	01/10/23 to 31/12/23

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$ 0.63 (vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	41535755 (viii)

Market value of class or series	(vii) x (viii)	$ 26167525.65 (D)

5th Specified Trading Period (dd/mm/yy)	N/A

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$ N/A (ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	N/A (x)

Market value of class or series	(ix) x (x)	$ N/A (E)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))	$ 23027799.00 (1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:

(Provide details of how value was determined)	$ 0.00 (2)

Capitalization for the previous financial year (1) + (2)	$ 23,027,799.00

Participation Fee	$ 500.00

Late Fee, if applicable	$ N/A

Total Fee Payable	$ 500.00
(Participation Fee plus Late Fee)